U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For April 27, 2010	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)
1800, 855 - 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐       Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 27, 2010

ENCANA CORPORATION (Registrant)
By:	/s/ Patricia M. Orr
	Name:	Patricia M. Orr
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.
The following was filed with the Canadian securities commissions or similar regulatory authority in each of the ten Provinces and three Territories on April 27, 2010.

99.1	By-Law No. 1 of Encana Corporation effective February 10, 2010 and confirmed by the shareholders of the Corporation at the annual and special meeting of shareholders held on April 21, 2010.

99.2
Amended and Restated Shareholder Rights Plan Agreement dated as of April 21, 2010 between Encana Corporation and CIBC Mellon Trust Company, as amended and reconfirmed by the shareholders of the Corporation at the annual and special meeting of shareholders held on April 21, 2010.